Exhibit 99.1

Borr Drilling Limited – Amendment to bank facility covenants

Borr Drilling Limited (the “Company”) is pleased to announce it has agreed with its financing banks to make certain amendments to its financial covenants. The required minimum book equity ratio has been adjusted from 40% to 33.3% and the minimum free liquidity covenant adjusted from 4.0% to 3.0% of Net Interest Bearing Debt. These amendments are effective from year end 2019 and into 2021.

The Company continues to be in constructive negotiations with the shipyard for options to extend delivery of three of its remaining newbuilds and expect to conclude these negotiations in the near future.

2 January 2020
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to:
Svend Anton Maier: Chief Executive Officer, Borr Drilling Management (UK)
+ 47 41427129

Forward looking statements:

This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will" and similar expressions and include expectations regarding outcome of negotiations about the delivery of newbuilds including expected delivery timing. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Borr Drilling Limited believes that these assumptions are reasonable, they are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. In addition to the important factors and matters discussed elsewhere in this report, important factors that, in our view could cause actual results to differ materially from those discussed in the forward looking statements are included in our most recent annual report. The information, opinions and forward-looking statements contained in this announcement speak only as of the date hereof and are subject to change without notice.